UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   -----------


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 0)*


                         MICRUS ENDOVASCULAR CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   59518V-10-2
                            -------------------------
                                 (CUSIP Number)

                                December 31, 2005
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         | |  Rule 13d-1(b)

         | |  Rule 13d-1(c)

         |X|  Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59518V-10-2

-------------------------------------------------------------------------------
 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    AUREUS CAPITAL PARTNERS LTD.
-------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a)    |_|
                                                                   (b)    |_|
-------------------------------------------------------------------------------
 3  SEC USE ONLY

-------------------------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION

    JERSEY, CHANNEL ISLANDS
-------------------------------------------------------------------------------
                          5  SOLE VOTING POWER

                             732,351 as of December 31, 2005 (1)
      NUMBER OF
                      ---------------------------------------------------------
        SHARES            6  SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY              732,351 (1)

                      ---------------------------------------------------------
         EACH             7  SOLE DISPOSITIVE POWER
      REPORTING
        PERSON               732,351 as of December 31, 2005 (1)
                      ---------------------------------------------------------
                          8  SHARED DISPOSITIVE POWER
         WITH
                             732,351 (1)
-------------------------------------------------------------------------------

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     732,351 as of December 31, 2005 (1)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions):


-------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    5.2% based on 14,128,410 total shares outstanding as of February 14, 2006.(1)

-------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (See Instructions)

    OO
-------------------------------------------------------------------------------

CUSIP No. 59518V-10-2

-------------------------------------------------------------------------------
 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    MACH II LIMITED PARTNERSHIP
-------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a)    |_|
                                                                   (b)    |_|
-------------------------------------------------------------------------------
 3  SEC USE ONLY

-------------------------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION

    JERSEY, CHANNEL ISLANDS
-------------------------------------------------------------------------------
                          5  SOLE VOTING POWER

                             508,494 as of December 31, 2005
      NUMBER OF
                       --------------------------------------------------------
        SHARES            6  SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY              508,494

                       --------------------------------------------------------
         EACH             7  SOLE DISPOSITIVE POWER
      REPORTING
        PERSON               508,494 as of December 31, 2005
                       --------------------------------------------------------
                          8  SHARED DISPOSITIVE POWER
         WITH
                             508,494
-------------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    508,494 as of December 31, 2005
-------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (See Instructions):
-------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    3.6% based on 14,128,410 total shares outstanding
    as of February 14, 2006.(1)
-------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (See Instructions)

    OO
-------------------------------------------------------------------------------

CUSIP No. 59518V-10-2
-------------------------------------------------------------------------------
 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    MACH CAPITAL LIMITED PARTNERSHIP
-------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a)    |_|
                                                                   (b)    |_|
-------------------------------------------------------------------------------
 3  SEC USE ONLY

-------------------------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION

    JERSEY, CHANNEL ISLANDS
-------------------------------------------------------------------------------
                          5  SOLE VOTING POWER

                             223,857 as of December 31, 2005
      NUMBER OF
                          -----------------------------------------------------
        SHARES            6  SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY              223,857


                          -----------------------------------------------------
         EACH             7  SOLE DISPOSITIVE POWER
      REPORTING
        PERSON               223,857 as of December 31, 2005
                          -----------------------------------------------------
                          8  SHARED DISPOSITIVE POWER
         WITH
                             223,857

-------------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    223,857 as of December 31, 2005
-------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (See Instructions):
-------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    1.6% based on 14,128,410 total shares outstanding as of
    February 14, 2006.(1)
-------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (See Instructions)

    OO
-------------------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                  Micrus Endovascular Corporation
                  -------------------------------------------------------------

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  821 Fox Lane, San Jose, CA 95131
                  -------------------------------------------------------------

Item 2(a).        Name of Person Filing:

                  Aureus Capital Partners Ltd.
                  -------------------------------------------------------------

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  No. 1 Seaton Place, P.O. Box 641, St. Helier, Jersey
                  JE4 8YJ, Channel Islands
                  -------------------------------------------------------------

Item 2(c).        Citizenship:

                  N/A
                  -------------------------------------------------------------

Item 2(d).        Title of Class of Securities:

                  Common Stock, no par value
                  -------------------------------------------------------------

Item 2(e).        CUSIP Number:

                  59518V-10-2
                  -------------------------------------------------------------


Item 3. If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:
         Not Applicable

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)     Amount Beneficially Owned:

        732,351 as of December 31, 2005 (1)
        ----------------------------------------------------------

(b)     Percent of Class:

        5.2% based on 14,128,410 total shares outstanding as of
        February 14, 2006 (1)
        -----------------------------------------------------------------------

(c)     Number of shares as to which such person has:

        (i)     Sole power to vote or to direct the vote: 732,351
                                                          ---------------------

        (ii)    Shared power to vote or to direct the vote of 732,351
                                                              -----------------

        (iii)   Sole power to dispose or to direct the disposition: 732,351
                                                                    -----------

         (iv)   Shared power to dispose or to direct the disposition of 732,351
                                                                        -------

Item 5.   Ownership of Five Percent or Less of a Class.

          N/A

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

          N/A

Item 8.   Identification and Classification of Members of the Group.

          N/A

Item 9.   Notice of Dissolution of Group.

          N/A

Item 10.  Certification.

          N/A

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 23, 2006
                                                        By: /s/ Andrew Wignall
                                                        ----------------------
                                                                Andrew Wignall

                                    FOOTNOTES
                                    ---------

(1) The board of directors of Aureus Capital Partners Ltd. exercises voting and investment power over the shares held by Mach II L.P. and Mach Capital L.P.. Aureus Capital Partners Ltd. is the general partner of Mach Capital LP. which is in turn the general partner of Mach II LP. This includes (i) 223,857 shares of record held by Mach Capital L.P. and (ii) 508,494 shares of record held by Mach II L.P. The board of directors of Aureus Capital Partners Ltd. is comprised of Frank Becker, Peter Donnelly, Keith Mackenzie, Andrew Wignall and David Hall.